# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Canaan Inc., CIK 0001780652
CUSIP: 134748102
Title of class of securities: Class A Ordinary Shares, par value US$0.00000005 per share
Address of issuer's principal executive offices: 28 AYER RAJAH CRESCENT, #06-08, Singapore, Singapore (U0), 139959
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-20-036492
Filed by CIK 0001802993

## Reporting persons
- Nangeng Zhang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 565,141,769; shared voting power 0; sole dispositive power 565,141,769; shared dispositive power 0; aggregate amount beneficially owned 565,141,769 (10.1% of the class)
  Comment: (1) 565,141,769 shares beneficially owned by Mr.Nangeng Zhang represent (a) 311,624,444 Class B ordinary shares held by Flueqel Ltd., each of which is convertible into one Class A ordinary share by Flueqel Ltd at any time, and (b) 253,517,325 Class A ordinary shares.
  
  As of December 31, 2024, Flueqel directly owned 311,624,444 of the Issuer's Class B ordinary shares. Flueqel is indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary. Accordingly, Nangeng Zhang may thereby be deemed to beneficially own the 311,624,444 Class B ordinary shares owned by Flueqel.
  
  (2) The shares beneficially owned by Mr. Nangeng Zhang represent 10.1% of issued and outstanding ordinary shares. The percentage of the class of securities beneficially owned by each reporting person is calculated based on 5,593,444,487 issued and outstanding ordinary shares as a single class, being the sum of 5,281,820,043 Class A ordinary shares and 311,624,444 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the shares beneficially owned by Mr. Nangeng Zhang represents 49.5% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Flueqel Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 311,624,444; shared voting power 0; sole dispositive power 311,624,444; shared dispositive power 0; aggregate amount beneficially owned 311,624,444 (5.6% of the class)
  Comment: (1) 311,624,444 shares beneficially owned by Flueqel Ltd. represent 311,624,444 Class B ordinary shares held by Flueqel Ltd.
  
  (2) The shares beneficially owned by Flueqel Ltd. represent 5.6% of issued and outstanding ordinary shares. The percentage of the class of securities beneficially owned by each reporting person is calculated based on 5,593,444,487 issued and outstanding ordinary shares as a single class, being the sum of 5,281,820,043 Class A ordinary shares and 311,624,444 Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024, assuming conversion of all Class B ordinary shares into Class A ordinary shares.
  
  (3) The voting power of the shares beneficially owned by Flueqel Ltd. represent 46.9% of issued and outstanding ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of Class A ordinary shares and Class B ordinary shares of the Issuer issued and outstanding as of December 31, 2024. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 15 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: Canaan Inc.
Address of issuer's principal executive offices: 28 AYER RAJAH CRESCENT, #06-08, Singapore, SINGAPORE, 139959

## Item 2. Person Filing
Name of person filing:
(i) Nangeng Zhang, a citizen of the People's Republic of China; and

(ii) Flueqel Ltd. ("Flueqel"), a company organized under the law of the British Virgin Islands and indirectly wholly owned by a trust of which Nangeng Zhang is the beneficiary.
Address of principal business office or, if none, residence:
(i) The address of Nangeng Zhang is 28 Ayer Rajah Crescent #06-08, S139959, Singapore.

(ii) The registered address of Flueqel is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.
Citizenship: Nangeng Zhang is a citizen of the People's Republic of China. Flueqel is organized under the law of the British Virgin Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row (9) of each cover page.
Percent of class: See Row (11) of each cover page.
Sole power to vote or to direct the vote: See Row (5) of each cover page.
Shared power to vote or to direct the vote: See Row (6) of each cover page.
Sole power to dispose or to direct the disposition: See Row (7) of each cover page.
Shared power to dispose or to direct the disposition: See Row (8) of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Nangeng Zhang: /s/ Nangeng Zhang, Nangeng Zhang (02/14/2025)
- Flueqel Ltd.: /s/ Nangeng Zhang, Nangeng Zhang (02/14/2025)